Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three and six month periods ended June 30, 2014 and 2014 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical AG and its subsidiaries prior to the completion of our corporate reorganization in connection with our initial public offering, and Auris Medical Holding AG and its subsidiaries as of the completion of our corporate reorganization and thereafter.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 19, 2015.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA. In two Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line Phase 3 clinical data for AM-101 in the second quarter of 2016. We are also developing AM-111 for acute inner ear hearing loss. We are preparing two pivotal clinical trials in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, titled HEALOS and ASSENT. We expect to start enrollment in HEALOS in the fourth quarter of 2015 and in ASSENT in the first half of 2016. In addition, we are preparing a Phase 2 trial titled REACH in order to test AM-111 in the treatment of cochlear implantation surgery-induced hearing loss. We intend to seek grant funding for REACH and expect to start enrollment for the trial in the third quarter of 2016. Both acute inner ear tinnitus and hearing loss are conditions for which there is high unmet medical need, and we believe that we have the potential to be the first to market in these indications.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of June 30, 2015, we had cash and cash equivalents of CHF 61.0 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize AM-101, AM-111 or any of our other product candidates.

Since inception, we have incurred significant operating losses. We incurred net losses (defined as net losses attributable to the owners of the Company) of CHF 18.2 million and CHF 15.0 million for the years ended December 31, 2014 and 2013, respectively. As of June 30, 2015, we had an accumulated deficit of CHF 71.2 million. We expect to continue incurring losses as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

On May 20, 2015 we completed a public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-203554). Under the registration statement, we sold an aggregate of 5,275,000 common shares at a price to the public of US$4.75 per share. The underwriting discounts and offering expenses totaled US$0.7 million. The offering expenses included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses, as well as other miscellaneous fees and expenses. In addition to offering expenses, the proceeds of the offering were subject to 1% stamp duty taxes. The net proceeds of the public offering after underwriting discounts were US$23.6 million (CHF 21.7 million).

Recent Developments

Patent Interference Proceedings

The United States Patent and Trademark Office has declared a patent interference involving our issued patent No. 9,066,865 and Otonomy Inc.’s (OTIC’s) patent application No. 13/848,636. Patent Interference No. 106,030 was declared on July 20, 2015 and identifies our claims No. 1-9 in US Patent No. 9,066,865 as interfering with OTIC’s claims No. 38, 43, and 46-50. Our US Patent No. 9,066,865 relates to methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. We do not expect the proceedings to impact our intellectual property portfolio relating to AM-101 and AM-111.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	AM-101. We are conducting a Phase 3 program of AM-101 comprising of two Phase 3 clinical trials (TACTT2 and TACTT3) as well as two open label extension studies (AMPACT1 and AMPACT2). We expect top-line data from the TACTT trials in the second quarter of 2016. We anticipate that our research and development expenses in connection with these clinical trials will be substantially higher in 2015 than in the previous financial year.

•	AM-111. We are preparing two pivotal clinical trials in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, titled HEALOS and ASSENT. We expect to start enrollment in HEALOS in the fourth quarter of 2015 and in ASSENT in the first half of 2016. In addition, we are preparing a Phase 2 trial titled REACH in order to test AM-111 in the treatment of cochlear implant surgery-induced hearing loss. We intend to seek grant funding for REACH and expect to start enrollment in the third quarter of 2016. We anticipate that our research and development expenses will increase substantially in connection with commencement of these clinical trials.

•	Other development programs. Other research and development expenses mainly relate to our preclinical studies with AM-102 and AM-123, including costs for production of the preclinical compounds and costs paid to academic research institutions in conjunction with preclinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three and six month periods ended June 30, 2015 and 2014. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of three months ended June 30, 2015 and 2014

	Three months ended June 30,
	2015	2014	Change
	(in thousands of CHF)%
Research and development	(8,751)	(4,201)	108%
General and administrative	(980)	(845)	16%
Operating loss	(9,731)	(5,046)	93%
Finance expense	(1,288)	(17)	7662%
Finance income	61	72	(16)%
Net loss before tax and attributable to	(10,958)	(4,991)	120%

Research and development expense

	Three months ended June 30,
	2015	2014	Change
	(in thousands of CHF)%
Clinical projects	(7,642)	(2,757)	177%
Pre-clinical projects	(122)	(587)	(79)%
Drug manufacturing and substance	(339)	(159)	113%
Employee benefits	(440)	(428)	3%
Other research and development expenses	(208)	(270)	(23)%
Total	(8,751)	(4,201)	108%

Research and development expense increased 108% from CHF 4.2 million in the three months ended June 30, 2014 to CHF 8.8 million in the three months ended June 30, 2015. The variance in expense between the three months ended June 30, 2015 and the corresponding period in 2014 is mainly due to the following:

•	Clinical projects. In the three months ended June 30, 2015 we incurred significantly higher clinical expenses than in the three months ended June 30, 2014, primarily due to higher service and milestone costs charged by contracted service providers in connection with the late stage AM-101 clinical trials, reflecting higher patient enrollment rates when compared with the previous reporting period and trial progress.

•	Pre-clinical projects. In the three months ended June 30, 2015, pre-clinical expenses decreased primarily due to fewer ongoing preclinical studies.

•	Drug manufacture and substance. In the three months ended June 30, 2015, we incurred higher costs primarily due to fluctuations in the timing of raw material purchases and the manufacture of clinical trial supplies.

•	Employee benefits. Employee expenses were broadly in line in the three months ended June 30, 2015 and in the same period 2014 due to similar headcount.

General and administrative expense

General and administrative expense was CHF 1.0 million in the three months ended June 30, 2015 compared to CHF 0.9 million in the three months ended June 30, 2014, as a result of higher administration costs (CHF 0.5 million vs 0.4 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company.

Finance income

Finance income decreased from CHF 0.07 million in the three months to June 30, 2014 to CHF 0.06 million in the three months ended June 30, 2015 due to lower interest income.

Finance expense

Finance expense increased from CHF 0.2 million in the three months to June 30, 2014 to CHF 1.3 million in the three months ended June 30, 2015, primarily due to the marked appreciation of the Swiss Franc against the US Dollar and the Euro, which resulted in substantial unrealized currency losses on cash and cash equivalents held in foreign currency.

Comparison of six months ended June 30, 2015 and 2014

	Six months ended June 30,
	2015	2014	Change
	(in thousands of CHF)%
Research and development	(14,981)	(8,350)	79%
General and administrative	(1,910)	(2,554)	(25)%
Operating loss	(16,891)	(10,904)	55%
Finance expense	(2,300)	(68)	3,280%
Finance income	180	121	49%
Net loss before tax and attributable to
owners of the Company	(19,011)	(10,851)	75%

Research and development expense

	Six months ended June 30,
	2015	2014	Change
	(in thousands of CHF)%
Clinical projects	(12,940)	(5,161)	151%
Pre-clinical projects	(250)	(1,152)	(78)%
Drug manufacturing and substance	(488)	(784)	(38)%
Employee benefits	(896)	(797)	12%
Other research and development expenses	(407)	(454)	(11)%
Total	(14,981)	(8,350)	79%

Research and development expense increased 79% from CHF 8.4 million in the six months ended June 30, 2014 to CHF 15.0 million in the six months ended June 30, 2015. The variances in expense between the six months ended June 30, 2015 and the corresponding period in 2014 are mainly due to the following:

•	Clinical projects. In the six months ended June 30, 2015 we incurred significantly higher clinical expenses than in the six months ended June 30, 2014, primarily due to higher service and milestone costs charged by contracted service providers in connection with the late stage AM-101 clinical trials, reflecting higher patient enrollment rates when compared with the previous reporting period and trial progress.

•	Pre-clinical projects. In the six months ended June 30, 2015, pre-clinical expenses decreased primarily due to fewer ongoing preclinical studies.

•	Drug manufacture and substance. In the six months ended June 30, 2015, we incurred lower costs primarily due to fluctuations in the timing of raw material purchases and the manufacture of clinical trial supplies.

•	Employee benefits. Employee expenses increased in the six months ended June 30, 2015 compared to the same period in 2014 due to an increase in headcount.

General and administrative expense

General and administrative expense decreased 25% from CHF 2.6 million in the six months ended June 30, 2014 to CHF 1.9 million in the six months ended June 30, 2015. While employee costs increased over the previous reporting period, administration expenses decreased (due to lower legal and auditing expenses) from CHF 1.9 million to CHF 1.0 million as substantial costs incurred in connection with preparations for our initial public offering were expensed in the six months ending June 30, 2014.

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company.

Finance income

Finance income increased from CHF 0.1 million in the six month to June 30, 2014 to CHF 0.2 million in the six months ended June 30, 2015, due to a higher cash balance following our August 2014 initial public offering, partially offset by a lower interest income.

Finance expense

Finance expense increased significantly from CHF 0.07 million to CHF 2.3 million in the six months ended June 30, 2015 primarily due to the strong appreciation of the Swiss Franc against the US Dollar and the Euro, which resulted in substantial unrealized currency losses on cash and cash equivalents held in foreign currency.

Cash flow

Comparison of six months ended June 30, 2015 and 2014

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2015 and 2014:

	Six months ended June 30,
	2015	2014
	(in thousands of CHF)
Cash used in operating activities	(14,554)	(11,588)
Net cash used in investing activities	(43)	(59)
Net cash from / (used in) financing activities	20,887	(87)
Net effect of currency translation on cash	(2,215)	0
Cash and cash equivalents at beginning of the period	56,934	23,866
Cash and cash equivalents at end of the period	61,009	12,132

The increase in cash used in operating activities from CHF 11.6 million in the six months ended June 30, 2014 to CHF 14.6 million in the six months ended June 30, 2015, was mainly due to higher research and development expenses, which more than offset the increase in accrued liabilities and unrealized net foreign currency loss.

Net cash used in investing activities decreased in the three months ended June 30, 2015 due to lower costs incurred in connection with purchases of equipment and lower interest income.

Net cash from financing activities of CHF 20.9 million in the six months ended June 30, 2015 represents proceeds from our public offering of 5,275,000 common shares at a price of US$4.75 per share. These proceeds were partially offset by issuance costs associated with the offering. In the six months ended June 30, 2014 net cash used in financing activities was CHF 0.1 million reflecting the net effect of proceeds from the exercise of stock options that were more than offset with stamp duty charges related to the conversion of a convertible bond.

Cash and funding sources

As of June 30, 2015, we had no long term debt and had no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that after the closing of our public offering on May 20, 2015, our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until fall 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional capital to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

Except for IFRS 9 for which the impact cannot be determined with sufficient reliability, there are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2015 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of AM-101 and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether and when any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.